Exhibit 99.1

ESTIMATE

of

RESERVES AND FUTURE REVENUE

to the

BLACK ELK ENERGY OFFSHORE

OPERATIONS, LLC INTEREST

in

CERTAIN OIL AND GAS PROPERTIES

located in

LOUISIANA, OKLAHOMA, TEXAS, AND

FEDERAL WATERS IN THE GULF OF MEXICO

as of

DECEMBER 31, 2010

BASED ON CONSTANT PRICE AND COST PARAMETERS

in accordance with

U.S. SECURITIES AND EXCHANGE COMMISSION GUIDELINES

WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	CHAIRMAN & CEO C.H. (SCOTT) REES III PRESIDENT & COO DANNY D. SIMMONS EXECUTIVE VP G. LANCE BINDER	EXECUTIVE COMMITTEE P. SCOTT FROST - DALLAS J. CARTER HENSON, JR. - HOUSTON DAN PAUL SMITH - DALLAS JOSEPH J. SPELLMAN - DALLAS THOMAS J. TELLA II - DALLAS

January 26, 2011

Mr. Art Garza

Black Elk Energy Offshore Operations, LLC

11451 Katy Freeway, Suite 500

Houston, Texas 77079

Dear Mr. Garza:

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue, as of December 31, 2010, to the Black Elk Energy Offshore Operations, LLC (Black Elk) interest in certain oil and gas properties located in Louisiana, Oklahoma, Texas, and federal waters in the Gulf of Mexico, as listed in the accompanying tabulations. We completed our evaluation on January 21, 2011. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Black Elk. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties. Definitions are presented immediately following this letter.

As presented in the accompanying summary projections, Tables I through X, we estimate the net reserves and future net revenue to the Black Elk interest in these properties, as of December 31, 2010, to be:

	Net Reserves		Future Net Revenue ($)
Category	Oil (Barrels)	Gas (MCF)	Total	Present Worth at 10%

Proved Developed Producing	5,239,212	21,764,561	161,179,400	155,807,000
Proved Developed Non-Producing	2,657,672	33,243,018	192,325,600	148,542,700
Proved Undeveloped	2,360,283	13,590,805	141,706,100	87,839,500

Total Proved	10,257,167	68,598,384	495,211,100	392,189,200

Probable Developed	1,453,339	17,505,844	148,999,100	100,097,600
Probable Undeveloped	341,993	5,232,368	38,742,400	21,396,300

Total Probable	1,795,332	22,738,212	187,741,500	121,493,900

Possible Developed	1,342,590	8,672,895	105,395,400	53,234,400
Possible Undeveloped	942,914	7,388,789	96,167,300	49,744,300

Total Possible	2,285,504	16,061,684	201,562,700	102,978,700

The oil reserves shown include crude oil, condensate, and natural gas liquids. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved, probable, and possible reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411	nsai@nsai-petro.com
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951	netherlandsewell.com

As shown in the Table of Contents, this report includes reserves and economics data for each reserves category; these data include a summary projection of reserves and revenue along with one-line summaries of basic data, reserves, and economics by lease.

Future gross revenue to the Black Elk interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, operating expenses, and abandonment costs but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Our estimates of future net revenue do not include any salvage value for the lease and well equipment but do include Black Elk’s estimates of the costs to abandon the wells, platforms, and production facilities. Abandonment costs are shown herein as capital costs. It is our understanding that Black Elk has established as escrow account for abandonment liability in South Timbalier 8 Field. As requested, Black Elk’s estimate of the cash value of this account ($1,000,000) has been included in 2011 as a capital credit in the proved developed producing category.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2010. For oil volumes, the average West Texas Intermediate posted price of $75.96 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average regional spot prices are adjusted by field for energy content, transportation fees, and local price differentials. All prices are held constant throughout the lives of the properties. For the proved reserves, the average adjusted product prices weighted by production over the remaining lives of the properties are $76.86 per barrel of oil and $4.609 per MCF of gas.

Lease and well operating costs used in this report are based on operating expense records of Black Elk. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease- and field-level costs. For all properties, headquarters general and administrative overhead expenses of Black Elk are not included. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Black Elk interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Black Elk receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimated of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of Black Elk to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and guidelines. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from Black Elk, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting geoscience, performance, and work data are on file in our office. The titles to the properties have not been examined by NSAI, nor has the actual degree or type of interest owned been independently confirmed. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

		By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Richard B. Talley, Jr.	By:	/s/ Patrick L. Higgs
	Richard B. Talley, Jr., P.E. 102425		Patrick L. Higgs, P.G. 985
	Vice President		Vice President

Date Signed: January 26, 2011		Date Signed: January 26, 2011

LWC:SEM

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